

Mail Stop 3030

August 19, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Marshall Sterman
Chief Executive Officer
Aquamer Medical Corp.
68 Phillips Beach Avenue
Swampscott, MA 01907

> **Re: Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-52327**

Dear Mr. Sterman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9A. Controls and Procedures

1.   We note from your disclosure that your disclosure controls and procedures were not effective "to ensure that all material information required to be filed in the annual report is known [by management]." The language that is currently included after the words "not effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the words "not effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Financial Statements, page F-1

Notes to Financial Statements

Note 4. Patents

2.   We note that you acquired a pending patent for the Hydopatella Implant. In connection with your accounting for this patent please address the following:

   •   Tell us and revise this note in future filings to explain how this technology has reached technological feasibility and how your capitalization is consistent with guidance outlined in paragraphs 350-30-25-1 through 350-30-25-4 of the FASB Accounting Standard Codification.

   •   Revise this note in future filings to disclose your accounting policy for intangible assets including any applicable disclosures outlined in paragraphs 350-30-50-1 and 350-30-50-2 of the FASB Accounting Standard Codification.

   •   Considering your cumulative losses and losses incurred during the three months ended March 31, 2009, please explain to us in more detail how you evaluated this asset for impairment. Refer to the guidance in paragraph 350-30-35-15 of the FASB Accounting Standard Codification.

Exhibit 31

3.   We note here and within your March 31, 2009 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant